

Mail Stop 4720

October 6, 2016

Mr. Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

> **Re:**   **Hamilton Lane Incorporated**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 23, 2016**
> **CIK No. 0001433642**

Dear Mr. Cleveland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 31 stating that it is currently expected that Hamilton Lane Incorporated will own less than a majority of the economic interest of Hamilton Lane Advisors, L.L.C. When presenting financial performance metrics (e.g., Adjusted EBITDA, Adjusted Net Income, net income attributable to HLA, etc.) throughout the document, please ensure adequate disclosure is provided for an investor to understand that a significant portion of those earnings will be attributable to non-controlling interests after giving effect to the offering and reorganization.

Prospectus Summary

Our Market Opportunity, page 3

2.   We note your response to comment 8. Please revise your disclosure to balance your disclosure relating to your overall ten-year performance to note that this performance was punctuated by declines or losses in four of the ten years measured. In addition, please explain what a "Sharpe ratio" is as well as its utility for enabling investors to evaluate this offering.

Organizational Structure, page 14

3.   We note your response to comment 31 that "Hamilton Lane Incorporated will own approximately 20% to 25% of the economic interest in Hamilton Lane Advisors, L.L.C. after this offering." Please revise your disclosure here, both in the organizational chart and accompanying narrative, and elsewhere to make this fact clear and also to clarify that the economic benefit public shareholders will enjoy will be determined *pro rata* out of their ownership percentage of Hamilton Lane Incorporated's interest in Hamilton Lane Advisors, L.L.C.

Unaudited Pro Forma Consolidated Financial Information and Other Date

Unaudited Pro Forma Consolidated Statement of Income and Other Data For the Year-Ended March 31, 2016, page 70

4.   We note your response to comment 31 and footnote (3) on page 71 stating that only the portion of earnings distributed to Hamilton Lane Incorporated will be subject to corporate taxation. Please enhance footnote (3) to include a reconciliation from total income before provision for income taxes to income before provision for income taxes attributable to HLI as well as the related statutory rate used to compute the pro forma income tax adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense)

Year ended March 31, 2016 compared to year ended March 31, 2015, page 85

5.   We note your response to comment 18 and your updated discussion on page 85 stating that the change was attributed to negative and/or positive valuation adjustments in your various investment products or funds. Please enhance the discussion to explain what quantitative or qualitative factors drove those negative and/or positive valuation adjustments for each of the investment products or funds. In doing so, provide similar enhancements to your discussion for the year ended March 31, 2015 compared to the year

ended March 31, 2014 on page 86 and for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 as well. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 86

6.   We note your response to comment 20 stating that the Company can reduce future revenue share and bonus payments as a clawback to recapture the $9.9 million base compensation and $10.4 incentive compensation expense paid in cash. Please clarify whether you can contractually require cash repayment of both compensation components under the terms of the underlying compensation agreements if there are no future revenue share and bonus payments to reduce against for those specific employees.

Business

Investment Performance

Specialized Fund Performance, page 116

7.   We note your response to comment 27 stating that your funds are not industry-specific. We also note from your website that your Specialized Solutions include solutions focused on Credit and Real Assets. Tell us how these solutions relate to your Specialized Funds investment strategies and whether any funds have a dedicated Credit or Real Assets strategic focus. To the extent that Credit and Real Assets are a strategic focus within any funds presented, please enhance your disclosure to reflect these categories accordingly.

Assets Under Management and Advisement

AUM, page 120

8.   We note your response to comment 28. We understand that you do not generally use AUM as a performance measure and that management fee revenue is based on a variety of factors and is not linearly correlated with AUM; however, we continue to believe that disclosure of an AUM roll-forward is useful to an investor's understanding of the trends impacting your business. Accordingly, our comment is reissued to provide a roll-forward of AUM by investment solution and class for the periods consistent with your Consolidated Statements of Income. Given the significance of your management fee revenues to total revenues, please address the following:

- Tell us if any members of your senior management review AUM roll-forward information in assessing growth trends of the business as a whole;

- To the extent that you do not utilize such roll-forward information, tell us how you evaluate or analyze trends in your AUM given that you believe AUM provides investors with a view of the Company's growth of investment services; and

- While there may not always be a directly linear relationship between AUM and management fee revenue, tell us how you analyze and monitor trends in your management fee revenues if it is not based on changes in the composition of AUM (e.g., changes in net flows into higher or lower fee earning assets, etc.).

Our Clients

Clients & Investors by Domicile, page 124

9.   We note from your discussion on page 2 that your clients include prominent international investors in the United States, Europe, the Middle East, Asia, Australasia and Latin America and that you also provide charts illustrating client base and management and advisory fees by geographic domicile on pages 124 and 130. Please define which countries are included within Europe, the Middle East, Asia, Australasia, Latin America and Western Europe and specify the related percentage for any individual country that accounts for a majority of the revenue within each domicile.

Fees and Other Key Contractual Terms

Customized Separate Accounts, page 126

10.   We note that your customized separate account fees often decrease over the life of the contract. Please update to discuss what causes the decreases in fees (e.g., lower invested capital, declining fee rates, etc.) over the life of a contract.

Hamilton Lane Advisors, L.L.C.

Consolidated Financial Statements – Years Ended March 31, 2016, 2015 and 2014

Note 2. Summary of Significant Accounting Policies, page F-21

Consolidation, page F-23

11.   We note from your consolidation discussion in your Critical Accounting Policies on page 92 that certain of your specialized funds and customized separate accounts are considered to be VIEs because the limited partners do not have the ability to remove the general partner or dissolve the fund or entity with a simple majority vote. Please revise your consolidation policy on page F-23 to include a discussion of these similar judgments and how you determined whether your HL funds and general partner entities are VIEs (e.g., if the unaffiliated limited partners lack kick out rights).

Compensation and Benefits, page F-26

12.   We note your response to comment 20 stating that the $9.9 million bonus payment is based on the Company's Revenue Share Plan and incentive compensation bonus pool. Please update your Compensation and Benefits policy disclosure on page F-26 to discuss the terms of these plans, including any clawback provisions.

Note 3 – Investments, page F-29

13.   We note your response to comment 36 regarding your equity method investments. We continue to believe these equity method investments in HL Funds represent a material portion of your balance sheet (ranging from 45% - 49% of total assets between March 31, 2015 and June 30, 2016) and believe additional disclosure regarding the nature of the investments and any concentrations of risk would be useful to an investor's understanding of the risks related to these investments. While we understand that you generally have a 1% interest in each of the HL Funds, and thus no material concentration in any individual HL Fund, it is unclear whether you have considered the 60 funds in the aggregate in concluding whether there are any concentrations. For example, on page F-30, you state that the strategies and geographic location of investments within the HL Funds varies by fund, but it is unclear whether you have considered whether several of the funds may be focused more on certain industries, strategies, or geographic locations. In this regard, we note material fluctuations in the net realized and unrealized gains for your equity method investments in total (ranging from $1.1 billion during 2013, $786.4 million during 2014, and $184.8 million during 2015), with no significant changes in the total equity or total assets for these funds, and it is unclear if the drivers of these significant changes are driven by concentrations in any industry, geographic region, or other factor. Lastly, given that you have likely recognized equity method losses on certain HL Funds, and equity method income on certain other HL Funds, please tell us how you considered whether providing separate disaggregation of the summarized financial information disclosed on page F-30 between the HL Funds that generated equity method income versus the HL Funds that generated equity method losses, would be meaningful to an understanding of these funds and the related effects on your current and future financial statements.

Note 9. Compensation and Benefits, page F-36

14.   We note your response to comment 20 stating that the $9.9 million bonus payment is also subject to clawback if the related deferred incentive fee revenue is not ultimately recognized; however, you only disclose the $10.4 million of incentive fee compensation as being subject to clawback on page F-36. Please revise your disclosure to state the total amount of base and incentive fee compensation subject to clawback at the end of the reporting period.

You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin Martin
Special Counsel
Office of Financial Services

cc: Kimberly K. Rubel, Esq.